     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 27, 1999.

                                                           REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            WASTE CONNECTIONS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             4953                            94-3283464
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

                       2260 DOUGLAS BOULEVARD, SUITE 280
                          ROSEVILLE, CALIFORNIA 95661
                                 (916) 772-2221
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                             RONALD J. MITTELSTAEDT
                PRESIDENT, CHIEF EXECUTIVE OFFICER AND CHAIRMAN
                            WASTE CONNECTIONS, INC.
                       2260 DOUGLAS BOULEVARD, SUITE 280
                          ROSEVILLE, CALIFORNIA 95661
                                 (916) 772-2221
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                        COPIES OF ALL COMMUNICATIONS TO:

                            CAROLYN S. REISER, ESQ.
                        SHARTSIS, FRIESE & GINSBURG LLP
                         ONE MARITIME PLAZA, 18TH FLOOR
                        SAN FRANCISCO, CALIFORNIA 94111
                                 (415) 421-6500

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   From time to time after the effective date of this Registration Statement.

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                       CALCULATION OF REGISTRATION FEE(2)

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
                                                                            PROPOSED MAXIMUM
          TITLE OF EACH CLASS OF                   AMOUNT TO BE            AGGREGATE OFFERING              AMOUNT OF
        SECURITIES TO BE REGISTERED                 REGISTERED                  PRICE(1)              REGISTRATION FEE(2)
----------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value..............      6,000,000 shares             $149,625,000                $41,595.75
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) and based on the average high and low sales prices of the Common Stock reported by the Nasdaq National Market on July 23, 1999.

(2) $28,470.28 previously paid: $13,125.47 paid with this filing.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                  SUBJECT TO COMPLETION, DATED JULY 27, 1999.

                                6,000,000 SHARES
                                     [LOGO]

                                  COMMON STOCK

We may offer and sell up to 6,000,000 shares of our common stock from time to time as consideration for our acquisition of solid waste collection, transportation, disposal and recycling businesses and assets. The prices of these shares will be reasonably related to the common stock's market prices when the parties agree to an acquisition or when we deliver the shares.

Our common stock is traded on the Nasdaq National Market under the symbol "WCNX". On July 26, 1999, the last sale price of our common stock was $25.125 per share.

INVESTING IN THE COMMON STOCK INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

                            ------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                 The date of this prospectus is July   , 1999.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                               TABLE OF CONTENTS

ABOUT THIS PROSPECTUS.......................................    3
THE COMPANY.................................................    3
RISK FACTORS................................................    4
USE OF PROCEEDS.............................................   11
WHERE YOU CAN FIND MORE INFORMATION.........................   12
SELECTED FINANCIAL INFORMATION..............................   13
SECURITIES COVERED BY THIS PROSPECTUS.......................   18
LEGAL MATTERS...............................................   19
EXPERTS.....................................................   19

This prospectus incorporates important business and financial information about Waste Connections that is not included in or delivered with this prospectus. You may request copies of this information, at no cost, by writing or calling us at the following address or telephone number:
                               Waste Connections, Inc.
                               2260 Douglas Blvd., Suite 280
                               Roseville, California 95661
                               Attention: Steven F. Bouck
                                          Executive Vice President and
                                          Chief Financial Officer
                               Telephone: (916) 772-2221

To assure timely delivery of the documents, you must request the information no later than five business days prior to the date on which you must make your investment decision.

                       INFORMATION ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-4 that we filed with the SEC that will allow us to issue, from time to time, up to 6,000,000 shares of our common stock in connection with acquisitions of other businesses or assets. You should read both this prospectus and the additional information described under the heading "WHERE YOU CAN FIND MORE INFORMATION."

                                  THE COMPANY

Waste Connections is a regional, integrated solid waste services company that provides solid waste collection, transfer, disposal and recycling services in secondary markets of the Western U.S. We currently own and operate 42 collection operations, 13 transfer stations and six solid waste landfills and operate an additional seven transfer stations, two solid waste landfills and 13 recycling facilities. As of June 30, 1999, we served more than 390,000 commercial, industrial and residential customers in 11 states: California, Idaho, Kansas, Minnesota, Nebraska, Oklahoma, Oregon, South Dakota, Utah, Washington, and Wyoming. Approximately 70% of our pro forma revenues for the three months ended March 31, 1999, were derived from exclusive arrangements, including franchise agreements, long-term municipal contracts and governmental certificates.

Waste Connections was formed in September 1997 to build a leading solid waste services company in the secondary markets of the Western U.S. We have targeted these markets because we believe that: (1) a large number of independent solid waste services companies suitable for acquisition by us are located in these markets; (2) there is less competition in these markets from large, well-capitalized solid waste services companies; and (3) these markets have strong projected economic and population growth rates. In addition, our senior management team has extensive experience in acquiring, integrating and operating solid waste services businesses in the Western U.S.

We have developed a two-pronged strategy tailored to the competitive and regulatory factors that affect our markets. In the markets where waste collection services are performed under exclusive arrangements, we generally focus on controlling the solid waste stream by providing collection services under such arrangements. In markets where we believe that competitive and regulatory factors make owning landfills advantageous, we generally focus on providing integrated services, from collection through disposal of solid waste in landfills that we own or operate.

Acquisitions have been and will continue to be a principal component of our growth strategy. From our inception in September 1997 to June 30, 1999, we acquired 80 solid waste services businesses. Generating internal growth and securing additional exclusive arrangements are also important components of our growth strategy.

Waste Connections' executive offices are located at 2260 Douglas Boulevard, Suite 280, Roseville, California 95661. Our telephone number is (916) 772-2221.

                                  RISK FACTORS

You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

Any or all of the following risks could materially and adversely affect our business, financial condition and results of operations. As a result, the trading price of our common stock could decline, and you may lose all or part of your investment.

This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of the risks described below and elsewhere in this prospectus and other factors that we cannot now foresee.

WE MAY HAVE DIFFICULTY EXECUTING OUR GROWTH STRATEGY

Our growth strategy includes expanding through acquisitions, acquiring additional exclusive arrangements and generating internal growth. Whether we can execute our growth strategy depends on several factors, including the success of existing and emerging competition, the availability of acquisition candidates, our ability to maintain profit margins in the face of competitive pressures, our ability to continue to recruit, train and retain qualified employees, the strength of demand for our services and the availability of capital to support our growth.

RAPID GROWTH MAY STRAIN OUR MANAGEMENT, OPERATIONAL, FINANCIAL AND OTHER
RESOURCES

From inception through June 30, 1999, we acquired 80 solid waste services related businesses. To maintain and manage our growth, we will need to expand our management information systems capabilities and our operational and financial systems and controls. We will also need to attract, train, motivate, retain and manage additional senior managers, technical professionals and other employees. Failure to do any of these things would materially and adversely affect our business and financial results.

OUR GROWTH AND FUTURE FINANCIAL PERFORMANCE DEPEND SIGNIFICANTLY ON OUR ABILITY TO INTEGRATE ACQUIRED BUSINESSES INTO OUR ORGANIZATION AND OPERATIONS

Part of our strategy is to achieve economies of scale and operating efficiencies by growing through acquisitions. We may not achieve these goals unless we effectively combine the operations of acquired businesses with our existing operations. Our senior management team may not be able to integrate our completed and future acquisitions. Any difficulties we encounter in the integration process could materially and adversely affect our business and financial results.

OUR GROWTH MAY BE LIMITED BY THE INABILITY TO MAKE ACQUISITIONS ON ATTRACTIVE TERMS

Although we have identified numerous acquisition candidates that we believe are suitable, we may not be able to acquire them at prices or on terms and conditions favorable to us. As a result, our growth would be limited.

WE COMPETE FOR ACQUISITION CANDIDATES WITH OTHER PURCHASERS, SOME OF WHICH HAVE GREATER FINANCIAL RESOURCES THAN WASTE CONNECTIONS

Other companies have adopted or will probably adopt our strategy of acquiring and consolidating regional and local businesses. We expect that increased consolidation in the solid waste services industry will increase competitive pressures. Increased competition for acquisition candidates may make fewer acquisition opportunities available to us, and may cause us to make acquisitions on less attractive terms, such as higher purchase prices. Acquisition costs may increase to levels beyond our financial capability or to levels that would adversely affect our operating results and financial condition. Our ongoing ability to make acquisitions will depend in part on the relative attractiveness of our common stock as consideration for potential acquisition candidates. This attractiveness may depend largely on the relative market price and capital appreciation prospects of our common stock compared to the stock of our competitors. If the market price of our common stock were to decline materially over a prolonged period of time, we may find it difficult to make acquisitions on attractive terms.

TIMING AND STRUCTURE OF ACQUISITIONS MAY CAUSE FLUCTUATIONS IN OUR QUARTERLY RESULTS

We are not always able to control the timing of our acquisitions. Obtaining third party consents and regulatory approvals, completing due diligence on the acquired businesses, and finalizing transaction terms and documents are not entirely within our control and may take longer than we anticipate, causing certain transactions to be delayed. Our inability to complete acquisitions in the time frames that we expect may adversely affect our business, financial condition and operating results. In addition, whether we account for an acquisition using the purchase or the pooling-of-interests method determines how the acquisition affects our financial results.

WE HAVE ONLY A LIMITED OPERATING HISTORY FROM WHICH YOU MAY EVALUATE OUR BUSINESS AND PROSPECTS

Waste Connections was formed in September 1997 and commenced operations on October 1, 1997. Accordingly, you should consider the disclosures about Waste Connections in this prospectus in light of the risks, expenses and difficulties that companies frequently encounter in their early stages of development. Our senior management team may not be able to manage Waste Connections successfully or to implement our operating and growth strategies.

WE MAY BE UNABLE TO COMPETE EFFECTIVELY WITH GOVERNMENTAL SERVICE PROVIDERS AND LARGER AND BETTER CAPITALIZED COMPANIES

Our industry is highly competitive and fragmented and requires substantial labor and capital resources. Some of the markets in which we compete or will likely compete are served by one or more large, national solid waste companies, as well as by numerous regional and local solid waste companies of varying sizes and resources, some of which have accumulated substantial goodwill in their markets. We also compete with counties, municipalities and solid waste districts that maintain their own waste collection and disposal operations. These operators may have financial advantages over Waste Connections because of their access to user fees and similar charges, tax revenues and tax-exempt financing. Some of our competitors may also be better capitalized, have greater name recognition or be able to provide services at a lower cost than Waste Connections.

WE MAY LOSE CONTRACTS THROUGH COMPETITIVE BIDDING, EARLY TERMINATION OR GOVERNMENTAL ACTION

We derive a substantial portion of our revenue from services provided under exclusive municipal contracts, franchise agreements and governmental certificates. Many of these will be subject to competitive bidding at some time in the future. We also intend to bid on additional municipal contracts and franchise agreements. However, we may not be the successful bidder. In addition, some of our customers may terminate their contracts with us before the end of the contract term. Municipalities in Washington may by law annex unincorporated territory, which would remove such territory from the area covered by governmental certificates issued to us by the Washington Utilities and Transportation Commission (the "WUTC"). Annexation would reduce the areas covered by our governmental certificates and subject more of our Washington operations to competitive bidding in the future. Moreover, legislative action could amend or repeal the laws governing governmental certificates, which could materially and adversely affect Waste Connections. If we were not able to replace revenues from contracts lost through competitive bidding or early termination or from the renegotiation of existing contracts with other revenues within a reasonable time period, the lost revenues could materially and adversely affect our business and financial results.

WE MAY NOT HAVE ENOUGH CAPITAL OR BE ABLE TO RAISE ENOUGH ADDITIONAL CAPITAL ON SATISFACTORY TERMS TO MEET OUR CAPITAL REQUIREMENTS

Continued growth will require additional capital. We expect to finance future acquisitions through cash from operations, borrowings under our credit facility, issuing additional equity or debt securities and/or seller financing. We expect that approximately $70.9 million will be outstanding under our credit facility when this offering is completed. If acquisition candidates are unwilling to accept, or we are unwilling to issue, shares of our common stock as part of the consideration for acquisitions or if our common stock does not maintain a sufficient market value, we may have to use more of our cash or borrowings under our credit facility to fund acquisitions. Using cash for acquisitions limits our financial flexibility and makes us more likely to seek additional capital through future debt or equity financings. If available cash from operations and borrowings under the credit facility are not sufficient to fund acquisitions, we will need additional equity and/or debt financing. If we seek more debt, we may have to agree to financial covenants that limit our operational and financial flexibility. If we seek more equity, we may dilute the ownership interests of our then-existing stockholders. We will also need to make substantial capital expenditures to develop or acquire new landfills, transfer stations and other facilities and to maintain such properties.

WE DEPEND SIGNIFICANTLY ON THE SERVICES OF THE MEMBERS OF OUR SENIOR MANAGEMENT TEAM, AND THE DEPARTURE OF ANY OF THOSE PERSONS MIGHT MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS AND FINANCIAL RESULTS

We currently maintain "key man" life insurance for Ronald J. Mittelstaedt, the President, Chief Executive Officer and Chairman, in the amount of $3 million. Key members of our management have entered into employment agreements with Waste Connections with terms ranging from three to five years. We may not be able to enforce these agreements.

THE GEOGRAPHIC CONCENTRATION OF OUR BUSINESS MAKES OUR OPERATING RESULTS VULNERABLE TO DOWNTURNS IN REGIONAL ECONOMIES

We operate in eleven states: California, Idaho, Kansas, Minnesota, Nebraska, Oklahoma, Oregon, South Dakota, Utah, Washington and Wyoming. We expect to focus our operations on the Western U.S. for at least the foreseeable future. We estimate that more than 53% of our revenues for the three months ended March 31, 1999 were derived from services provided in Washington, although this percentage was reduced by the acquisitions we completed in the second quarter of 1999. Our business and financial results would be harmed by downturns in the general economy of the Western U.S., particularly in Washington, and other factors affecting the region, such as state regulations affecting the solid waste services industry and severe weather conditions. We may not complete enough acquisitions in other markets to lessen our geographic concentration.

SEASONAL FLUCTUATIONS MAY ADVERSELY AFFECT OUR BUSINESS AND FINANCIAL RESULTS

Based on historic trends experienced by the businesses we have acquired, we expect our operating results to vary seasonally, with revenues typically lowest in the first quarter, higher in the second and third quarters, and lower in the fourth quarter than in the second and third quarters. This seasonality reflects the lower volume of solid waste generated during the late fall, winter and early spring months because of decreased construction and demolition activities during the winter months in the Western U.S. In addition, some of our operating costs should be generally higher in the winter months. Adverse winter weather conditions slow waste collection activities, resulting in higher labor and operational costs. Greater precipitation in the winter increases the weight of collected waste, resulting in higher disposal costs, which are calculated on a per ton basis. Because of these factors, we expect operating income to be generally lower in the winter months.

EXTENSIVE AND EVOLVING ENVIRONMENTAL LAWS AND REGULATIONS MAY ADVERSELY AFFECT OUR BUSINESS

Environmental laws and regulations have been enforced more and more stringently in recent years because of greater public interest in protecting the environment. These laws and regulations impose substantial costs on Waste Connections and affect our business in many ways, including as described below. In addition, federal, state and local governments may change the rights they grant to and the restrictions they impose on solid waste services companies, and such changes could have a material adverse effect on Waste Connections.

     - WE MAY BE UNABLE TO OBTAIN AND MAINTAIN LICENSES OR PERMITS AND ZONING, ENVIRONMENTAL AND/OR OTHER LAND USE APPROVALS THAT WE NEED TO OWN AND OPERATE OUR LANDFILLS

       These licenses or permits and approvals are difficult and time-consuming to obtain and renew, and elected officials and citizens' groups frequently oppose them. Failure to obtain and maintain the permits and approvals we need to own or operate landfills (including increasing their capacity) could materially and adversely affect our business and financial condition.

     - EXTENSIVE REGULATIONS THAT GOVERN THE DESIGN, OPERATION AND CLOSURE OF LANDFILLS MAY ADVERSELY AFFECT OUR BUSINESS

       These regulations include the regulations ("Subtitle D Regulations") that establish minimum federal requirements adopted by the U.S. Environmental Protection Agency in October 1991 under Subtitle D of the Resource Conservation and Recovery Act of 1976. If Waste Connections fails to comply with these regulations, we could be required to undertake investigatory or remedial activities, curtail operations or close a landfill temporarily or permanently. Future changes to these regulations may require us to modify, supplement or replace equipment or facilities at substantial costs. If regulatory agencies fail to enforce these regulations vigorously or consistently, our competitors whose facilities do not comply with the Subtitle D Regulations or their state counterparts may obtain an advantage over us. Our financial obligations arising from any failure to comply with these regulations could materially and adversely affect our business and financial results.

     - WE MAY BE SUBJECT IN THE NORMAL COURSE OF BUSINESS TO JUDICIAL AND ADMINISTRATIVE PROCEEDINGS INVOLVING FEDERAL, STATE OR LOCAL AGENCIES OR CITIZENS' GROUPS, WHICH COULD ADVERSELY AFFECT OUR BUSINESS

       Governmental agencies may impose fines or penalties on us. They may also attempt to revoke or deny renewal of our operating permits, franchises or licenses for violations or alleged violations of environmental laws or regulations, or to require us to remediate potential environmental problems relating to waste that we or our predecessors collected, transported, disposed of or stored. Individuals or community groups might also bring actions against us in connection with our operations. Any adverse outcome in these proceedings could have a material adverse effect on our business and financial results and create adverse publicity about Waste Connections.

     - WE MAY INCUR LIABILITIES FOR ENVIRONMENTAL DAMAGE

       We are liable for any environmental damage that our solid waste facilities cause, including damage to neighboring landowners or residents, particularly as a result of the contamination of soil, groundwater or surface water, and especially drinking water. We may be liable for damage resulting from conditions existing before we acquired these facilities. We may also be liable for any off-site environmental contamination caused by pollutants or hazardous substances whose transportation, treatment or disposal that we or our predecessors arranged. Any substantial liability for environmental damage could materially and adversely affect our business and financial results.

EACH BUSINESS THAT WE ACQUIRE OR HAVE ACQUIRED MAY HAVE LIABILITIES THAT WE FAIL OR ARE UNABLE TO DISCOVER, INCLUDING LIABILITIES THAT ARISE FROM PRIOR OWNERS' FAILURE TO COMPLY WITH ENVIRONMENTAL LAWS

As a successor owner, we may be legally responsible for these liabilities. Even if we obtain legally enforceable representations, warranties and indemnities from the sellers of such businesses, they may not cover fully the liabilities. Some environmental liabilities, even if we do not expressly assume them, may be imposed on Waste Connections under various legal theories. Our insurance program does not cover liabilities associated with any environmental cleanup or remediation of our own sites. A successful uninsured claim against Waste Connections could materially and adversely affect our business and financial results.

OUR GROWTH MAY BE LIMITED BY THE INABILITY TO OBTAIN NEW LANDFILLS AND EXPAND EXISTING ONES

We currently own and operate six landfills and operate two other landfills. Our ability to meet our growth objectives may depend in part on our ability to acquire, lease and expand landfills and develop new landfill sites. We may not be able to obtain new landfill sites or expand the permitted capacity of our landfills when necessary.

IN SOME AREAS IN WHICH WE OPERATE, SUITABLE LAND FOR NEW SITES OR EXPANSION OF EXISTING LANDFILL SITES MAY BE UNAVAILABLE

Operating permits for landfills in states where we operate must generally be renewed at least every five years. It has become increasingly difficult and expensive to obtain required permits and approvals to build, operate and expand solid waste management facilities, including landfills and transfer stations. The process often takes several years, requires numerous hearings and compliance with zoning, environmental and other requirements and is resisted by citizen, public interest or other groups. We may not be able to obtain or maintain the permits we require to expand, and such permits may contain burdensome terms and conditions. Even when granted, final permits to expand are often not approved until the remaining permitted disposal capacity of a landfill is very low. Local laws and ordinances also may affect our ability to obtain permits to expand landfills. If we were to exhaust our permitted capacity at a landfill, our ability to expand internally would be limited, and we could be required to cap and close that landfill and forced to dispose of collected waste at more distant landfills or at landfills operated by our competitors. The resulting increased costs would materially and adversely affect our business and financial results.

OUR ACCRUALS FOR OUR LANDFILL CLOSURE AND POST-CLOSURE COSTS MAY BE INADEQUATE

We may be required to pay closure and post-closure costs of landfills and any disposal facilities that we own or operate. We accrue for future closure and post-closure costs of our owned landfills, generally for a term of 30 years after final closure of a landfill, based on engineering estimates of consumption of permitted landfill airspace over the useful life of the landfill. Our obligations to pay closure or post-closure costs may exceed the amount we accrued and reserved and other amounts available from funds or reserves established to pay such costs. This could materially and adversely affect our business and financial results.

WE MAY INCUR ADDITIONAL CHARGES RELATED TO CAPITALIZED EXPENDITURES

In accordance with generally accepted accounting principles, we capitalize some expenditures and advances relating to acquisitions, pending acquisitions and landfill development projects. As of June 30 1999, we had no capitalized expenditures relating to landfill development projects and approximately $41,000 in capitalized expenditures relating to pending acquisitions. We expense indirect acquisition costs such as executive salaries, general corporate overhead, public affairs and other corporate services as we incur those costs. We charge against earnings any unamortized capitalized expenditures and advances (net of any amount that we estimate we will recover, through sale or otherwise) that relate to any operation that is permanently shut down, any pending acquisition that is not consummated and any landfill development project that we do not expect to complete. Therefore, Waste Connections may incur charges against earnings in future periods, which could materially and adversely affect our business and financial results.

FAILURE TO COMPLY WITH COVENANTS AND CONDITIONS OF OUR CREDIT FACILITY COULD ADVERSELY AFFECT OUR BUSINESS

Our credit facility requires us to obtain the consent of the lending banks before acquiring any other business for more than $20 million in cash and assumed debt. If we are not able to obtain our banks' consent to acquisitions of this size, we may not be able to complete them, which could inhibit our growth. Our credit facility also contains financial covenants based on our current and projected financial condition after completing an acquisition. If we cannot satisfy these financial covenants on a pro forma basis after completing an acquisition, we would not be able to complete the acquisition without a waiver from our lending banks. Whether or not a waiver is needed, if the results of our future operations differ materially from what we expect, we may no longer be able to comply with the covenants in the credit facility. Our failure to comply with these covenants may result in a default under the credit facility, which would allow our lending banks to accelerate the date for repayment of debt incurred under the credit facility and materially and adversely affect our business and financial results.

FLUCTUATIONS IN PRICES FOR RECYCLED COMMODITIES MAY ADVERSELY AFFECT OUR OPERATING RESULTS

We provide recycling services to some of our customers. The sale prices of and demand for recyclable waste products, particularly wastepaper, are frequently volatile and may adversely affect our operating results.

ADDITIONAL STOCK ISSUANCES MAY AFFECT OUR COMMON STOCK PRICE

If we issue a large number of shares of common stock in connection with future acquisitions or primary offerings, the market price of our common stock could decline.

PROVISIONS IN OUR CHARTER AND BYLAWS MAY DETER CHANGES IN CONTROL THAT COULD BENEFIT OUR STOCKHOLDERS

Certain provisions in our Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws, and in the Delaware General Corporation Law, may deter tender offers and hostile takeovers and delay or prevent changes in control or management of Waste Connections, including transactions in which stockholders might be paid more than current market prices for their shares. These provisions may also limit our stockholders' ability to approve transactions that they believe are in their best interests.

WE DO NOT INTEND TO PAY CASH DIVIDENDS ON THE COMMON STOCK

We intend to retain all earnings to help fund the operation and expansion of our business. In addition, our credit facility prohibits us from paying cash dividends without the consent of our lenders.

FAILURE TO MAKE TIMELY YEAR 2000 MODIFICATIONS MAY AFFECT OUR OPERATIONS

We will need to modify or replace portions of our software so that our computer systems will function properly with respect to dates in the year 2000 ("Year 2000") and afterwards. We expect to complete those modifications and upgrades during 1999 at a total cost of approximately $100,000. Additional acquisitions, depending on the size of the operation, could increase the budget required for Year 2000 modifications. We spent part of our Year 2000 budget on replacing our billing systems in Vancouver, Washington, Idaho Falls and Mountain Home, Idaho, Orem and Layton, Utah, and Madera and Amador, California. Because our operations rely primarily on mechanical systems such as trucks to collect solid waste, we do not expect our operations to be significantly affected by Year 2000 issues. Our customers may need to make Year 2000 modifications to software and hardware that they use to generate records, bills and payments relating to Waste Connections. We do not rely on vendors on a routine basis except for providers of disposal services. We take waste to a site and are normally billed based on tonnage disposed. We believe that if our disposal vendors encounter Year 2000 problems, they will convert to manual billing based on scale recordings until they resolve those issues.

In assessing our exposure to Year 2000 issues, we believe our biggest challenges lie in the following areas: Year 2000 issues at our banks, large (typically municipal) customers and acquired businesses between the time we acquire them and the time we implement our own systems. We are obtaining Year 2000 compliance certifications from our vendors, banks and customers. If Waste Connections and our vendors, banks and customers do not complete required Year 2000 modifications on time, the Year 2000 issue could materially affect our operations. We believe, however, that in the most reasonably likely worst case, the effects of Year 2000 issues on our operations would be brief and small relative to our overall operations. We have not made a contingency plan to minimize operational problems if Waste Connections and our vendors, banks and customers do not timely complete all required Year 2000 modifications.

                                USE OF PROCEEDS

We will offer and issue the common stock from time to time in connection with our acquisition of other solid waste collection, transportation, disposal and recycling businesses and assets. We will not receive any cash proceeds from these offerings.

                      WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the SEC's public reference rooms in Washington, D.C., Chicago, Illinois and New York, New York. Please call the SEC at 1-800-732-0330 for more information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the web site that the SEC maintains at "http://www.sec.gov." Our common stock is listed on the Nasdaq National Market, and you may also inspect and copy our SEC filings at the offices of the National Association of Securities Dealers, Inc. located at 1735 K Street, N.W., Washington, D.C. 20549.

The SEC allows us to "incorporate by reference" the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities:

        A. Annual Report on Form 10-K for the year ended December 31, 1998.

        B. Quarterly Report on Form 10-Q/A for the quarter ended September 30, 1998, filed January 13, 1999.

        C. Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.

        D. Quarterly Report on Form 10-Q/A for the quarter ended March 31, 1999.

        E. Report on Form 8-K/A dated July 16, 1998.

        F. Report on Form 8-K/A dated September 10, 1998.

        G. Report on Form 8-K dated January 5, 1999.

        H. Report on Form 8-K dated January 13, 1999.

        I. Report on Form 8-K dated January 29, 1999.

        J. Report on Form 8-K/A dated April 2, 1999.

        K. Report on Form 8-K dated April 12, 1999.

         L. Report on Form 8-K/A dated April 29, 1999.

         M. Report on Form 8-K dated May 7, 1999.

        N. Report on Form 8-K/A dated July 14, 1999.

        O. The description of our common stock contained in our registration statement on Form 8-A, File No. 0-23981, filed under the Securities Exchange Act of 1934.

You may request a copy of these filings at no cost, by writing or telephoning the office of Steven F. Bouck, Waste Connections, Inc., 2260 Douglas Boulevard, Suite 280, Roseville, California 95661, telephone (916) 772-2221.

                         SELECTED FINANCIAL INFORMATION

This table sets forth selected financial data of Waste Connections and our predecessors for the periods indicated. You should read carefully the historical and supplemental consolidated financial statements and notes included in our Annual Report on Form 10-K for the year ended December 31, 1998, which is incorporated by reference in this prospectus. The selected data in this section are not intended to replace the consolidated financial statements included in that Report.

The entities Waste Connections acquired in September 1997 from Browning-Ferris Industries, Inc. ("BFI") are collectively referred to as Waste Connections' predecessors. BFI acquired the predecessors during 1995 and 1996. Before being acquired by BFI, the predecessors operated as separate stand-alone businesses.

The selected financial information has been restated to reflect the business combinations of Waste Connections with Murrey's Disposal Company, Inc., American Disposal Company, Inc., D.M. Disposal Co., Inc., and Tacoma Recycling Company, Inc. (collectively, the "Murrey Companies"), Roche & Sons, Inc. and Ritters Sanitary Service, Inc. (each accounted for as poolings-of-interests).

                    WASTE CONNECTIONS, INC. AND PREDECESSORS

                     SELECTED FINANCIAL AND OPERATING DATA
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                                         FIBRES
                                                                                                     INTERNATIONAL,
                                                                     THE                                  INC.
                                                    FIBRES         DISPOSAL                           PERIOD FROM
                                                INTERNATIONAL,      GROUP             WASTE            JANUARY 1,      PREDECESSORS
                                                     INC.          COMBINED     CONNECTIONS, INC.         1995          ONE MONTH
                                                  YEAR ENDED      YEAR ENDED       YEAR ENDED           THROUGH           ENDED
                                                 DECEMBER 31,    DECEMBER 31,     DECEMBER 31,        NOVEMBER 30,     DECEMBER 31,
                                                     1994            1994             1994                1995             1995
                                                --------------   ------------   -----------------   ----------------   ------------
STATEMENTS OF OPERATIONS DATA(1)(2):
  Revenues....................................      $5,610         $22,004         $   27,699            $7,340            $595
  Cost of operations..........................       4,432          18,298             21,129             5,653             527
  Selling, general and administrative.........         552           3,320              2,873               823              72
  Depreciation and amortization...............         642             606              1,166               715              74
                                                    ------         -------         ----------            ------            ----
  Income (loss) from operations...............         (16)           (220)             2,531               149             (78)
  Interest expense............................        (191)           (548)              (374)             (162)             (1)
  Other income (expense), net.................          (2)            871               (339)               98               5
                                                    ------         -------         ----------            ------            ----
  Income (loss) before income taxes...........        (209)            103              1,818                85             (74)
  Income tax (provision) benefit..............          --              --               (534)              (29)             --
                                                    ------         -------         ----------            ------            ----
  Net income (loss)...........................      $ (209)        $   103         $    1,284            $   56            $(74)
                                                    ======         =======         ==========            ======            ====
  Basic and diluted net income per share......                                     $     0.37
                                                                                   ==========
  Shares used in per share calculation........                                      3,443,128
                                                                                   ==========

                                                                                      THE
                                                                                    DISPOSAL
                                                                                     GROUP
                                                    THE                             COMBINED
                                                  DISPOSAL                            FROM
                                                   GROUP             WASTE         JANUARY 1,   PREDECESSORS         WASTE
                                                  COMBINED     CONNECTIONS, INC.      1996        COMBINED     CONNECTIONS, INC.
                                                 YEAR ENDED       YEAR ENDED        THROUGH     PERIOD ENDED      YEAR ENDED
                                                DECEMBER 31,     DECEMBER 31,       JULY 31,    DECEMBER 31,     DECEMBER 31,
                                                    1995             1995             1996          1996             1996
                                                ------------   -----------------   ----------   ------------   -----------------
STATEMENTS OF OPERATIONS DATA(1)(2):
  Revenues....................................    $19,660         $   32,012         $8,738       $13,422         $   29,363
  Cost of operations..........................     16,393             23,440          6,174        11,420             23,163
  Selling, general and administrative.........      3,312              3,126          2,126         1,649              2,933
  Depreciation and amortization...............        628              1,598            324           962              1,788
                                                  -------         ----------         ------       -------         ----------
  Income (loss) from operations...............       (673)             3,848            114          (609)             1,479
  Interest expense............................       (206)              (353)           (12)         (225)              (422)
  Other income (expense), net.................         --                224          2,661          (147)               312
                                                  -------         ----------         ------       -------         ----------
  Income (loss) before income taxes...........       (879)             3,719          2,763          (981)             1,369
  Income tax (provision) benefit..............        298               (715)          (505)           --               (568)
                                                  -------         ----------         ------       -------         ----------
  Net income (loss)...........................    $  (581)        $    3,004         $2,258       $  (981)        $      801
                                                  =======         ==========         ======       =======         ==========
  Basic and diluted net income per share......                    $     0.87                                      $     0.23
                                                                  ==========                                      ==========
  Shares used in per share calculation........                     3,443,128                                       3,443,128
                                                                  ==========                                      ==========

                           (See footnotes on page 17)

                                  PREDECESSORS                  WASTE CONNECTIONS, INC.
                                    COMBINED      ---------------------------------------------------
                                   NINE MONTHS                                  THREE MONTHS ENDED
                                      ENDED       YEAR ENDED DECEMBER 31,           MARCH 31,
                                  SEPTEMBER 30,   ------------------------   ------------------------
                                      1997           1997         1998          1998         1999
                                  -------------   ----------   -----------   ----------   -----------
STATEMENTS OF OPERATIONS
  DATA(1)(2):
  Revenues......................     $18,114      $   39,854   $    91,203   $   16,478   $    30,883
  Cost of operations............      14,753          30,300        65,391       12,114        20,120
  Selling, general and
    administrative..............       3,009           4,389         9,248        1,631         2,713
  Depreciation and
    amortization................       1,083           2,221         6,927        1,166         2,319
  Start-up and integration......          --             493            --           --            --
  Stock compensation............          --           4,395           632          320            70
  Acquisition related
    expenses....................          --              --            --           --         7,800
                                     -------      ----------   -----------   ----------   -----------
  Income (loss) from
    operations..................        (731)         (1,944)        9,005        1,247        (2,139)
  Interest expense..............        (456)         (1,533)       (2,933)        (476)         (935)
  Other income (expense), net...          14             251            68          (27)           37
                                     -------      ----------   -----------   ----------   -----------
  Income (loss) before income
    taxes.......................      (1,173)         (3,226)        6,140          744        (3,037)
  Income tax (provision)
    benefit.....................          --            (326)       (3,030)        (392)       (1,325)
                                     -------      ----------   -----------   ----------   -----------
  Income (loss) before
    extraordinary item..........      (1,173)         (3,552)        3,110          352        (4,362)
  Extraordinary item -- early
    extinguishment of debt, net
    of income tax benefit of
    $264........................          --              --        (1,027)          --            --
                                     -------      ----------   -----------   ----------   -----------
  Net income (loss).............     $(1,173)     $   (3,552)  $     2,083   $      352   $    (4,362)
                                     =======      ==========   ===========   ==========   ===========
  Redeemable convertible
    preferred stock accretion...                        (531)         (917)        (572)           --
                                                  ----------   -----------   ----------   -----------
  Net income (loss) applicable
    to common stockholders......                  $   (4,083)  $     1,166   $     (220)  $    (4,362)
                                                  ==========   ===========   ==========   ===========
  Basic earnings (loss) per
    common share:
    Income (loss) before
      extraordinary item........                  $    (0.77)  $      0.22   $    (0.04)  $     (0.28)
    Extraordinary item..........                          --         (0.10)          --            --
                                                  ----------   -----------   ----------   -----------
    Net income (loss) per common
      share.....................                  $    (0.77)  $      0.12   $    (0.04)  $     (0.28)
                                                  ==========   ===========   ==========   ===========
  Diluted earnings (loss) per
    common share:
    Income (loss) before
      extraordinary item........                  $    (0.77)  $      0.19   $    (0.04)  $     (0.28)
    Extraordinary item..........                          --         (0.09)          --            --
                                                  ----------   -----------   ----------   -----------
    Diluted net income (loss)
      per common share..........                  $    (0.77)  $      0.10   $    (0.04)  $     (0.28)
                                                  ==========   ===========   ==========   ===========
  Shares used in calculating
    basic net income (loss) per
    share.......................                   5,315,695     9,903,421    5,754,239    15,472,768
                                                  ==========   ===========   ==========   ===========
  Shares used in calculating
    diluted earnings (loss) per
    share.......................                   5,315,695    11,814,543    5,754,239    15,472,768
                                                  ==========   ===========   ==========   ===========

                           (See footnotes on page 17)

                                       FIBRES       THE DISPOSAL      WASTE                      THE DISPOSAL      WASTE
                                   INTERNATIONAL,      GROUP       CONNECTIONS,   PREDECESSORS      GROUP       CONNECTIONS,
                                        INC.          COMBINED         INC.         COMBINED       COMBINED         INC.
                                    DECEMBER 31,    DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                        1994            1994           1994           1995           1995           1995
                                   --------------   ------------   ------------   ------------   ------------   ------------
BALANCE SHEET DATA(1)(2):

Cash and equivalents.............      $  321         $   203         $  516         $  184        $   961        $   986

Working capital (deficit)........         155          (4,279)           792             90          2,498           (169)

Property and equipment, net......       3,810           2,771          7,974          4,035          2,221          9,384

Total assets.....................       6,317           7,318         11,833          9,151          6,942         14,741

Long-term debt(3)................       2,353              90          5,940            149          6,890          3,752

Redeemable convertible preferred
 stock...........................          --              --             --             --             --             --

Total stockholders' equity
 (deficit).......................       3,045          (1,486)         3,170             --         (2,067)         3,908

                                                                  WASTE CONNECTIONS, INC.
                                   PREDECESSORS    ------------------------------------------------------
                                     COMBINED                     DECEMBER 31,
                                   DECEMBER 31,    ------------------------------------------   MARCH 31,
                                       1996            1996           1997           1998         1999
                                   ------------    ------------   ------------   ------------   ---------
BALANCE SHEET DATA(1)(2):
Cash and equivalents.............     $   102        $   327        $ 1,119        $  3,166     $  3,361
Working capital (deficit)........         695         (3,762)        (3,092)        (12,573)      (5,087)
Property and equipment, net......       5,069         13,618         20,683          48,955      131,586
Total assets.....................      15,291         17,009         41,136         171,421      265,602
Long-term debt(3)................          89          2,632         11,931          64,933      103,526
Redeemable convertible preferred
 stock...........................          --             --          7,523              --           --
Total stockholders' equity
 (deficit).......................          --          6,758          7,719          69,426      131,592

                           (See footnotes on page 17)

---------------
(1) The entities Waste Connections acquired in September 1997 from BFI are collectively referred to as Waste Connections' predecessors. BFI acquired the predecessors at various times during 1995 and 1996, and prior to being acquired by BFI, the predecessors operated as separate stand-alone businesses. Various factors affect the year-to-year comparability of the amounts presented. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 1998, which is incorporated by reference in this prospectus, for additional information concerning Waste Connections and our predecessors.

(2) The selected financial data has been restated to reflect the business combinations with Roche and Sons, Inc., the Murrey Companies and Ritters Sanitary Service, Inc. which occurred on January 8, January 19 and March 31, 1999, respectively.

(3) Excludes redeemable convertible preferred stock, which converted into common stock upon our May 1998 initial public offering.

                     SECURITIES COVERED BY THIS PROSPECTUS

This prospectus covers 6,000,000 shares of common stock that we may issue from time to time connection with our future business acquisitions. The prices we pay in these acquisitions may consist of cash, assumption of liabilities, common stock or a combination of one or more of these. We will establish the terms of these acquisitions by negotiating directly with the owners or principal executives of the businesses to be acquired. In addition, we may lease property from and enter into employment, consulting and noncompetition agreements with former owners and key personnel of the businesses we acquire. We expect that the common stock we issue in connection with acquisitions will be valued at prices reasonably related to the common stock's market value, either at the time the parties agree to an acquisition or when we deliver the shares.

We have also prepared this prospectus, as amended or supplemented if appropriate, for use by persons who receive shares of our common stock in acquisitions, including shares sold under this prospectus, and who desire to sell those shares.

We will not receive any of the proceeds from any such sales. Any commissions paid or concessions allowed to any broker-dealer and, if any broker-dealer purchases such shares as principal, any profits received on the resale of such shares, may be deemed to be underwriting discounts and commissions under the Securities Act. We will pay printing, certain legal, filing and other similar expenses of this offering. Selling stockholders will bear all other expenses of this offering, including any brokerage fees, underwriting discounts or commissions.

If a selling stockholder notifies us of an arrangement with a broker-dealer to sell shares through a block trade, special offering, exchange distribution or secondary distribution, we will file a prospectus supplement pursuant to Rule 424 under the Securities Act. The prospectus supplement will set forth the name of the selling stockholder and the participating broker-dealer, the number of shares involved, the price at which those shares were sold, any commissions paid or discounts or concessions allowed to such broker-dealer, that such broker-dealer did not conduct any investigation to verify the information in this prospectus, and other material facts.

Selling stockholders may sell the shares in transactions on the Nasdaq National Market or on a securities exchange on which our common stock is then listed, in negotiated transactions or otherwise, at market prices or at negotiated prices. Selling stockholders may sell the shares in transactions involving broker-dealers, who may act as agents and/or acquire shares as principals. Broker-dealers who participate in such transactions as agents may receive commissions from selling stockholders (and, if they act as agents for the purchasers of such shares, from such purchasers). Participating broker-dealers may agree with selling stockholders to sell a specified number of shares at a stipulated price per share and, to the extent they are unable to do so acting as agents for the selling stockholders, to purchase as principals any unsold shares at the price required to fulfill their commitments to the selling stockholders.

The selling stockholders may also sell shares by or through other broker-dealers in special offerings, exchange distributions or secondary distributions pursuant to the rules of the Nasdaq National Market or on a securities exchange on which our common stock is then listed. They may pay brokerage commissions in excess of the customary commission prescribed by the rules of such securities exchange. In certain secondary distributions, a discount or concession from the offering price may be allowed to participating broker-dealers in excess of such customary commission. Broker-dealers who acquire shares as principals may subsequently resell those shares in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers) on the Nasdaq National Market or on a securities exchange on which our common stock is then listed, in negotiated transactions or otherwise, at market prices or at negotiated prices. In connection with such resales, the broker-dealers may pay to or receive commissions from the purchasers of such shares.

Each selling stockholder may indemnify any broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

                                 LEGAL MATTERS

Shartsis, Friese & Ginsburg LLP, San Francisco, California, has issued an opinion on the validity of the common stock we are offering. Certain partners and associate attorneys of Shartsis, Friese & Ginsburg LLP own an aggregate of 3,400 shares of our common stock. Williams, Kastner & Gibbs PLLC, Seattle, Washington, has issued an opinion regarding certain statements pertaining to our G certificates awarded by the Washington Utilities and Transportation Commission that appear in our Annual Report on Form 10-K for the year ended December 31, 1998, which is incorporated by reference in this prospectus.

                                    EXPERTS

Ernst & Young LLP, independent auditors, have audited our financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 1998, the combined financial statements of the Murrey Companies included in our Current Reports on Form 8-K and Form 8-K/A dated January 29, 1999 and April 2, 1999, respectively, and the financial statements of Arrow Sanitary Service, Inc. included in our Current Report on Form 8-K/A dated July 16, 1998, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Such financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

Perkins & Company, P.C., independent auditors, have audited the combined financial statements and schedules of Columbia Resource Co., L.P. and Finley-Buttes Limited Partnership included in our Current Report on Form 8-K/A dated April 29, 1999, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Such financial statements and schedules are incorporated by reference in reliance on Perkins & Company, P.C.'s report, given on their authority as experts in accounting and auditing.

Grant Thornton LLP, independent certified public accountants, have audited the financial statements of Shrader Refuse and Recycling Company included in our Current Report on Form 8-K/A dated September 10, 1998, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Such financial statements are incorporated by reference in reliance on Grant Thornton LLP's report, given on their authority as experts in accounting and auditing.

             ------------------------------------------------------
             ------------------------------------------------------

YOU SHOULD RELY ONLY ON THE INFORMATION IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF WHEN THIS PROSPECTUS IS DELIVERED OR THE COMMON STOCK IS SOLD.

                            ------------------------

             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------

                                6,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                              --------------------
                                   PROSPECTUS
                              --------------------

                                 JULY   , 1999
             ------------------------------------------------------
             ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Amended and Restated Certificate of Incorporation (the "Restated Certificate") of the Company provides that a director will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (the "Delaware Law"), which concerns unlawful payments of dividends, stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware Law is subsequently amended to permit further limitation of the personal liability of directors, the liability of a director of the Company will be eliminated or limited to the fullest extent permitted by the Delaware Law as amended.

Section 145(a) of the Delaware Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of non contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

Section 145(b) of the Delaware Law states that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit is brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145(c) of the Delaware Law provides that to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of section 145, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

Section 145(d) of the Delaware Law states that any indemnification under subsections (a) and (b) of section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b). Such determination shall be made (i) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders.

Section 145(e) of the Delaware Law provides that expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in section 145. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

Section 145(f) of the Delaware Law states that the indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

Section 145(g) of the Delaware Law provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of section 145.

Section 145(j) of the Delaware Law states that the indemnification and advancement of expenses provided by, or granted pursuant to, section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent, and shall inure to the benefit of the heirs, executors and administrators of such a person.

Pursuant to Section 145 of the Delaware Law, the Registrant has purchased insurance on behalf of its present and former directors and officers against any liability asserted against or incurred by them in such capacity or arising out of their status as such. The Company has entered into indemnification agreements with each of its directors and officers providing for mandatory indemnification and advancement of expenses to the maximum extent permitted by the Delaware Law.

ITEM 21. EXHIBITS

 EXHIBIT
 NUMBER                       DESCRIPTION OF EXHIBIT
---------                     ----------------------
 5.1       Opinion of Shartsis, Friese & Ginsburg LLP
23.1       Consent of Shartsis, Friese & Ginsburg LLP (included in
           Exhibit 5.1)
23.2       Consent of Ernst & Young LLP, Independent Auditors
23.3       Consent of Perkins & Company, P.C., Independent Auditors
23.4       Consent of Grant Thornton LLP, Independent Certified Public
           Accountants

23.5       Consent of Williams, Kastner & Gibbs PLLC
24.1       Power of Attorney (included in Part II of the Registration
           Statement under the caption "Signatures")

ITEM 22. UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

     (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The undersigned Registrant undertakes that every prospectus that (i) is filed pursuant to the immediately preceding paragraph, or (ii) purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes to respond for requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1993 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1993 and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective, except where the transaction in which the securities being offered pursuant to this Registration Statement would be exempt from registration (but for the possibility of integration) and which have an immaterial effect on the Registrant.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Roseville, State of California, on July 27, 1999.

                                   WASTE CONNECTIONS, INC.

                                   By:      /s/ RONALD J. MITTELSTAEDT
                                      ------------------------------------------
                                                Ronald J. Mittelstaedt
                                       President, Chief Executive Officer and
                                       Chairman

Each person whose signature appears below hereby appoints Ronald J. Mittelstaedt and Steven F. Bouck, and each of them, each of whom may act without joinder of the other, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for his or her and in his or her name, place and stead, in any and all capacities, to execute in the name and on behalf of such person any amendment or any post-effective amendment to this Registration Statement, and any registration statement relating to any offering made in connection with the offering covered by this Registration Statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing appropriate or necessary to be done, as fully and for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on July 27, 1999.

                  SIGNATURE                                TITLE                   DATE
                  ---------                                -----                   ----
         /s/ RONALD J. MITTELSTAEDT            President, Chief Executive      July 27, 1999
---------------------------------------------  Officer and Chairman
           Ronald J. Mittelstaedt

            /s/ EUGENE V. DUPREAU              Director and Vice President --  July 27, 1999
---------------------------------------------  California Division
              Eugene V. Dupreau

            /s/ MICHAEL W. HARLAN              Director                        July 27, 1999
---------------------------------------------
              Michael W. Harlan

           /s/ WILLIAM J. RAZZOUK              Director                        July 27, 1999
---------------------------------------------
             William J. Razzouk

             /s/ STEVEN F. BOUCK               Executive Vice President and    July 27, 1999
---------------------------------------------  Chief Financial Officer
               Steven F. Bouck

             /s/ MICHAEL R. FOOS               Vice President and Corporate    July 27, 1999
---------------------------------------------  Controller
               Michael R. Foos

            /s/ IRMGARD R. WILCOX              Director                        July 27, 1999
---------------------------------------------
              Irmgard R. Wilcox

                                 EXHIBIT INDEX

EXHIBIT                                                                   PAGE
 NUMBER                       DESCRIPTION OF EXHIBITS                    NUMBER
--------                      -----------------------                    ------
 5.1        Opinion of Shartsis, Friese & Ginsburg LLP.................
23.1        Consent of Shartsis, Friese & Ginsburg LLP (included in
            Exhibit 5.1)...............................................
23.2        Consent of Ernst & Young LLP, Independent Auditors.........
23.3        Consent of Perkins & Company, P.C., Independent Auditors...
23.4        Consent of Grant Thornton LLP, Independent Certified Public
            Accountants................................................
23.5        Consent of Williams, Kastner & Gibbs PLLC..................
24.1        Power of Attorney (included in Part II of the Registration
            Statement under the caption "Signatures")..................